Exhibit (d)-(8)

EXECUTION VERSION

LIMITED GUARANTY

This Limited Guaranty, dated as of August 11, 2023 (this “Limited Guaranty”), is made by Keppel Funds Investment Pte. Ltd. (the “Guarantor”), in favor of Chindata Group Holdings Limited, an exempted company incorporated under the laws of the Cayman Island (the “Company” or the “Guaranteed Party”). Reference is hereby made to the Agreement and Plan of Merger, dated as of the date hereof, by and among BCPE Chivalry Bidco Limited, a Cayman Islands exempted company with limited liability (“Parent”), BCPE Chivalry Merger Sub Limited, an exempted company incorporated under the laws of the Cayman Islands (“Merger Sub”) and the Guaranteed Party (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”). Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Merger Agreement.

1. Limited Guaranty.

(a) The Guarantor hereby absolutely, irrevocably and unconditionally guarantees to the Guaranteed Party, subject to the terms and conditions hereof, the due and punctual payment, performance and discharge of the Guaranteed Percentage (as defined below) of Parent’s obligation of (i) payment of the Parent Termination Fee (if any) to the Company, (ii) payment of any amounts if and as required pursuant to Section 6.11(c) of the Merger Agreement, and (iii) payment of any amounts if and as required pursuant to Section 8.2(e) of the Merger Agreement (the obligations contemplated by the immediately preceding clauses (i), (ii) and (iii), without regard to the Guaranteed Percentage, the “Guaranteed Obligations”). The maximum aggregate amount of liability of the Guarantor under this Limited Guaranty shall not exceed the Maximum Amount (as defined below). The Guaranteed Party hereby agrees that (A) if the Parent Termination Fee is payable pursuant to Section 8.2(c) of the Merger Agreement, the Guaranteed Obligations shall be the full and final settlement of Parent’s liability in respect of such Parent Termination Fee, (B) the Guarantor shall in no event be required to pay more than the Maximum Amount under or in respect of this Limited Guaranty, (C) the Guarantor shall not have any obligation or liability to any Person relating to, arising out of or in connection with this Limited Guaranty, the Merger Agreement, the Support Agreements, the Equity Commitment Letters or any document or instrument delivered in connection with the Merger Agreement, other than the Retained Claims (as defined below), and (D) the Guarantor’s payment obligation under this Limited Guaranty shall be reduced by an amount equal to the Guaranteed Obligations that have actually been paid by or on behalf of Parent to the Guaranteed Party (other than payment by any Other Guarantor under and pursuant to the applicable Other Guaranty) multiplied by the Guaranteed Percentage. Concurrently with the delivery of this Limited Guaranty, each of the parties set forth on Schedule A (each, an “Other Guarantor”) is also entering into a limited guaranty in a form and substance substantially identical (other than for the definitions of “Guaranteed Percentage” and “Maximum Amount”) to this Limited Guaranty (each, an “Other Guaranty”) with the Guaranteed Party. For purposes of this Limited Guaranty, “Guaranteed Percentage” shall mean 3.9%, and “Maximum Amount” shall mean (I) the product of (A) US$90,860,910, multiplied by (B) the Guaranteed Percentage, less (II) any amount actually paid by the Guarantor (or its permitted assignee pursuant to Section 14) to the Guaranteed Party in respect of the Guaranteed Obligations.

(b) If Parent fails to pay or cause to be paid any or all of the Guaranteed Obligations as and when due pursuant to Section 8.2(c), Section 6.11(c) and Section 8.2(e) of the Merger Agreement, as applicable and subject to the other relevant terms and limitations of the Merger Agreement, then the Guarantor’s liabilities to the Guaranteed Party hereunder in respect of such Guaranteed Obligation shall, at the Guaranteed Party’s option, become immediately due and payable and the Guaranteed Party may at any time and from time to time, at the Guaranteed Party’s option, and so long as Parent remains in breach of such Guaranteed Obligation, take any and all actions available hereunder or under applicable Law to collect the Guaranteed Obligations from the Guarantor, subject to the limitations described herein (including the Maximum Amount).

(c) The Guarantor agrees to pay on demand, subject to the Maximum Amount, all reasonable and documented out-of-pocket expenses (including reasonable fee and expenses of counsel) incurred by the Guaranteed Party in connection with the enforcement of its rights thereunder, if (i) the Guarantor asserts in any Action that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such Action, or (ii) the Guarantor fails or refuses to make any payments to the Guaranteed Party hereunder if and when due and payable and it is determined judicially or by arbitration that the Guarantor is required to make such payment hereunder.

2. Terms of Limited Guaranty.

(a) The Guarantor agrees that the Guaranteed Party (with the prior written notice of the Special Committee) may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of the Guaranteed Obligations, and may also enter into any agreement with Parent and Merger Sub, for the extension, renewal, payment, compromise, discharge or release of the Guaranteed Obligations, in whole or in part, or for any modification of the terms of the Merger Agreement, and may also agree to modify the terms of any agreement between the Guaranteed Party and any other Person interested in the Transactions, in each case, without in any way impairing or affecting the Guarantor’s Obligations under this Limited Guaranty. Subject to the terms hereof, the liability of the Guarantor under this Limited Guaranty shall, to the fullest extent permitted under applicable Law, be absolute, irrevocable, unconditional and continuing irrespective of:

(i) the value, genuineness, validity, illegality or enforceability of the Merger Agreement, the Other Guaranties, the letter agreement dated as of the date hereof between the Guarantor and Parent, pursuant to which the Guarantor has agreed to make a certain equity contribution to Parent (the “Equity Commitment Letter”), the Other Sponsor Equity Commitment Letter (as defined in the Equity Commitment Letter, and together with the Equity Commitment Letter, the “Equity Commitment Letters”), the Debt Commitment Letter, or any other agreement or instrument referred to herein or therein;

(ii) any change in the corporate existence, structure or ownership of Parent or Merger Sub or any other Person now or hereafter interested in the Transactions or any of their respective assets;

(iii) any Bankruptcy and Equity Exception affecting Parent or Merger Sub, any other Person now or hereafter interested in the Transactions or any of their respective assets;

(iv) any amendment, waiver, modification of, or other consent to departure from, the Merger Agreement, or any other agreement or instrument evidencing, securing or otherwise executed by Parent, Merger Sub, any Other Guarantor or any other Person in connection with any of the Guaranteed Obligations, or any change in the manner, place or terms of payment or performance of, any change or extension of the time of payment or performance of, or any renewal or alteration of any Guaranteed Obligation, any escrow arrangement or other security therefor, or any liability incurred directly or indirectly in respect thereof, in each case to the extent that any of the foregoing does not have the effect of changing the circumstances under which the Guaranteed Obligations are payable;

(v) the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party, whether in connection with any Guaranteed Obligation or otherwise (other than, in each case, (A) any claim or set-off against, valid defenses to or discharge of the payment of the Guaranteed Obligations that are available to Parent or Merger Sub under the Merger Agreement, or (B) breach by the Guaranteed Party of this Limited Guaranty);

(vi) the failure of the Guaranteed Party to assert any claim or demand or enforce any right or remedy against Parent, Merger Sub or the Guarantor or any other Person now or hereafter interested in the Transactions;

(vii) any addition, substitution, legal or equitable discharge or release (in the case of a discharge or release, other than a discharge or release of the Guarantor with respect to the Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations in accordance with their terms, a full discharge or release of Parent with respect to the Guaranteed Obligations under the Merger Agreement, or as a result of any claim or set-off against, valid defenses to the payment of the Guaranteed Obligations that would be available to Parent under the Merger Agreement) of any Person now or hereafter liable with respect to any portion of the Guaranteed Obligations or otherwise interested in the Transactions;

(viii) the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Guaranteed Obligations; or

(ix) any other act or omission that may in any manner or to any extent vary the risk of the Guarantor or otherwise operate as an addition, substitution, discharge or release of Parent, Merger Sub or the Guarantor or any other Person as a matter of law or equity (other than as a result of payment of the Guaranteed Obligations in accordance with their terms), other than in each case with respect to (A) any claim or set-off against, valid defenses to or discharge of the payment of the Guaranteed Obligations that are available to Parent or Merger Sub under the Merger Agreement, or (B) breach by the Guaranteed Party of this Limited Guaranty.

(b) To the fullest extent permitted under applicable Law and subject to Section 2(e) below, the Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Guaranteed Party upon this Limited Guaranty or acceptance of this Limited Guaranty. Without expanding the obligations of the Guarantor hereunder, the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guaranty, and all dealings between Parent and/or the Guarantor, on the one hand, and the Guaranteed Party, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guaranty. When pursuing any of its rights and remedies hereunder against the Guarantor, the Guaranteed Party shall be under no obligation to pursue (or elect among) such rights and remedies it may have against Parent, Merger Sub, any Other Guarantor or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Guaranteed Party to pursue (or elect among) such other rights or remedies or to collect any payments from Parent or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Guaranteed Party of Parent or any such other Person or any right of offset, shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party, and to the extent permitted by Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any such pursuit or election. The Guaranteed Party shall not release any Other Guarantor from any obligations under the applicable Other Guaranty or amend or waive any provision of the applicable Other Guaranty unless the Guaranteed Party offers to release the Guarantor under this Limited Guaranty in the same proportion or to amend or waive the provisions of this Limited Guaranty in the same manner. Notwithstanding anything to the contrary contained in this Limited Guaranty or any other document, the obligations of the Guarantor under this Limited Guaranty and of the Other Guarantors under the Other Guaranties shall be several and not joint;

(c) To the fullest extent permitted under applicable Law and subject to Section 2(e), the Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guaranty and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any of the Guaranteed Obligations and all other notices of any kind (other than notices expressly required to be provided to Parent and Merger Sub pursuant to the terms of the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of the assets of Parent or any other Person interested in the Transactions, and all suretyship defenses generally (other than defenses to the payment of the Guaranteed Obligations that are available to Parent or Merger Sub under the Merger Agreement or a breach by the Guaranteed Party of this Limited Guaranty). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the Transactions and that the waivers set forth in this Limited Guaranty are knowingly made in contemplation of such benefits.

(d) The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent, Merger Sub or any Other Guarantor becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment to the Guaranteed Party in respect of any Guaranteed Obligation is rescinded or must otherwise be returned to Parent, Merger Sub, the Guarantor or any Other Guarantor for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to such Guaranteed Obligation in accordance with the terms hereof with respect to such Guaranteed Obligation (subject to the Maximum Amount) as if such payment had not been made, so long as this Limited Guaranty has not been terminated in accordance with its terms.

(e) Notwithstanding anything to the contrary contained in this Limited Guaranty, the Guaranteed Party hereby agrees that (i) to the extent Parent and Merger Sub are relieved of all or any portion of the Guaranteed Obligations pursuant to the terms of the Merger Agreement or otherwise, the Guarantor shall be similarly relieved of its Guaranteed Percentage of the Guaranteed Obligations under this Limited Guaranty, (ii) the Guarantor shall have all defenses to the payment of its obligations under this Limited Guaranty (which in any event, with respect to the Guaranteed Obligations, shall be subject to the Maximum Amount) that would be available to Parent and/or Merger Sub under the Merger Agreement with respect to the Guaranteed Obligations as well as any defenses in respect of fraud or willful misconduct of the Guaranteed Party hereunder or any breach by the Guaranteed Party of any term hereof.

(f) This Limited Guaranty is an unconditional guarantee of payment and performance and not of collectability, and is a primary and original obligation of the Guarantor and is not merely the creation of a surety relationship, and the Guaranteed Party shall not be required to proceed against Parent, Merger Sub, any Other Guarantor or any other Person first before proceeding against the Guarantor.

3. Sole Remedy. The Guaranteed Party acknowledges the separate corporate existence of Parent and Merger Sub and agrees that the Parent and Merger Sub have no assets other than certain contract rights and cash in a de minimis amount and that no additional funds are expected to be contributed to Parent or Merger Sub unless and until the Closing occurs under the Merger Agreement. Notwithstanding anything that may be expressed or implied in this Limited Guaranty, the Merger Agreement, the Support Agreements, the Equity Commitment Letters, the Debt Commitment Letter, the Other Guaranties or any document or instrument delivered in connection herewith or therewith, by its acceptance of the benefits of this Limited Guaranty, the Guaranteed Party further agrees that none of the Guaranteed Party Related Persons shall have any right of recovery against, and no personal liability shall attach to, (A) the Guarantor or (B) any Affiliate of the Guarantor, or any former, current or future direct or indirect director, officer, employee, agent, manager, incorporator, attorney, advisor or other Representative of the Guarantor or of any Affiliate of the Guarantor (including any person negotiating or executing this Limited Guaranty on behalf of such a party), any former, current or future, direct or indirect holder of any equity interests or securities of the Guarantor or of any Affiliate of the Guarantor (whether such holder is a limited or general partner, member, stockholder or otherwise), or any former, current or future director, officer, employee, agent, incorporator, attorney, general or limited partner, manager, member, equityholder, stockholder, Affiliate, controlling person, advisor or other representative, successor or assignee of any of the foregoing (each such person set forth in the foregoing clause (B), a “Related Person”) whether by or through attempted piercing of the corporate, limited liability company or limited partnership veil, by or through a claim by or on behalf of Parent or Merger Sub against the Guarantor or any Related Person, except for any claim against (i) Parent and Merger Sub and their respective successors and assigns under and to the extent expressly provided for in the Merger Agreement, (ii) the Guarantor and its successors and assigns under and to the extent expressly provided in this Limited Guaranty and any Other Guarantor and its successors and assigns pursuant to and to the extent expressly provided in the applicable Other Guaranty (in each case, subject to the Maximum Amount and the Guaranteed Obligations set forth in this Limited Guaranty or such Other Guaranty and the other limitations described herein or therein), (iii) any Investor (as defined in the applicable Support Agreement) and its successors and assigns pursuant to the Guaranteed Party’s third party beneficiary rights to the extent expressly set forth in the applicable Support Agreement, and (iv) any Sponsor (as defined in the applicable Equity Commitment Letter) and its successor and assigns pursuant to the Company Third Party Beneficiary Rights (as defined in the applicable Equity Commitment Letter), in each case pursuant to and in accordance with the terms thereof (the rights and claims described under (i) to (iv), collectively, the “Retained Claims”). The Retained Claims shall be the sole and exclusive remedy of the Guaranteed Party and its subsidiaries, any of their respective Affiliates and the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, members, managers, general or limited partners, and assignees of each of the Guaranteed Party, its subsidiaries, and any of their Affiliates (the “Guaranteed Party Related Persons”) against the Guarantor and any Related Person in respect of any matters, liabilities or obligations arising under, or in connection with, the Merger Agreement, this Limited Guaranty, the Other Guaranties, the Equity Commitment Letters, the Support Agreements or the transactions contemplated hereby and thereby (collectively, the “Transactional Matters”), including by piercing the corporate, limited liability company or limited partnership veil or by a claim by or on behalf of Parent. The Guaranteed Party hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause each of the Guaranteed Party’s controlled Affiliates and agents duly authorized to act on the Guaranteed Party’s or its controlled Affiliates’ behalf, not to institute, any proceeding or bring any other claim arising under, or in connection with, the Transactional Matters (including any liabilities or obligations arising under, or in connection with, the Merger Agreement, this Limited Guaranty, the Other Guaranties, the Equity Commitment Letters, the Support Agreements, or the transactions contemplated hereby and thereby) against the Guarantor or any Related Person, other than with respect to the Retained Claims. Nothing set forth in this Limited Guaranty shall confer or give or shall be construed to confer or give to any Person other than the Guaranteed Party (including any Person acting in a Representative capacity) any rights or remedies against any Person, including the Guarantor, except as expressly set forth herein.

4. Subrogation. The Guarantor unconditionally and irrevocably will not exercise against Parent or Merger Sub any rights (including, without limitation, rights of subrogation, reimbursement, exoneration, indemnification or contribution and any right to participate in any claim or remedy of the Guaranteed Party), whether arising by contract or operation of law (including, without limitation, any such right arising under bankruptcy or insolvency laws) or otherwise, by reason of any payment by it pursuant to the provisions of Section 1 hereof, including without limitation the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Guaranteed Obligations (subject to the Maximum Amount) have been paid in full.

5. Termination. This Limited Guaranty shall terminate (and the Guarantor shall have no further obligations hereunder) upon the earliest to occur of (a) the Closing, (b) payment, discharge or termination of the applicable Guaranteed Obligations (subject to the Maximum Amount), and (c) the valid termination of the Merger Agreement in accordance with its terms under the circumstances in which Parent would not be obligated to pay any Guaranteed Obligations. Notwithstanding anything to the contrary contained herein, all obligations of the Guarantor hereunder shall expire automatically three (3) months after the valid termination of the Merger Agreement for any reason without any further obligations of the Guarantor hereunder, unless an Action with respect to a claim for payment of the Guaranteed Obligations (subject to the Maximum Amount) is commenced in accordance with this Limited Guaranty prior to the end of such three (3)-month period alleging that the Guaranteed Party is owed the Guaranteed Obligations pursuant to the terms of the Merger Agreement, in which case the Guarantor’s obligations hereunder shall be discharged upon the date on which such claim is finally satisfied or otherwise resolved by agreement of the parties hereto (with payment in full of any amount required to be paid in respect of such resolution) or pursuant to Sections 11 and 12. For the avoidance of doubt, in no event will the Guarantor be required to pay any amount hereunder if the Closing actually occurs. In the event that the Guaranteed Party, or any of its controlled Affiliates or any agent duly authorized to act on the Guaranteed Party’s or its controlled Affiliates’ behalf, asserts in any Action that (x) the provisions hereof (including, without limitation, Section 1 hereof limiting the Guarantor’s aggregate liability to the Maximum Amount or Section 3 hereof relating to the sole and exclusive remedies of the Guaranteed Party and the Guaranteed Party Related Persons against the Guarantor or any Related Person) are illegal, invalid or unenforceable, in whole or in part, (y) the Guarantor is liable in excess of or to a greater extent than the Guaranteed Percentage of the Guaranteed Obligations or the Maximum Amount, or (z) any theory of liability against the Guarantor or any Related Person with respect to the Transactional Matters (including the transactions contemplated by this Limited Guaranty or the Merger Agreement) other than Retained Claims, then (i) the obligations of the Guarantor under this Limited Guaranty shall terminate ab initio and be null and void, (ii) if the Guarantor has previously made any payments under this Limited Guaranty, it shall be entitled to recover such payments from the Guaranteed Party and (iii) neither the Guarantor nor any Related Person shall have any liability to the Guaranteed Party or any Guaranteed Party Related Person with respect to any Transactional Matter.

6. Continuing Guaranty. Except to the extent terminated pursuant to the provisions of Section 5 hereof, this Limited Guaranty is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations (subject to the Maximum Amount), shall be binding upon the Guarantor, its successors and assigns, and shall inure to the benefit of, and be enforceable by, the Guaranteed Party and their respective successors, permitted transferees and permitted assigns; provided, that, notwithstanding anything to the contrary in this Limited Guaranty, the provisions of this Limited Guaranty that are for the benefit of any Related Person shall indefinitely survive any termination of this Limited Guaranty. All obligations to which this Limited Guaranty applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

7. Entire Agreement. This Limited Guaranty contains the entire understanding and agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, agreements and understandings (verbal or written), among Parent, Merger Sub and/or the Guarantor or any of their Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand, except for the Merger Agreement, the Support Agreements, the Other Guaranties, the Equity Commitment Letters, the Debt Commitment Letter, and the confidentiality agreements entered into between the Bain Shareholders and the applicable Investors. This Limited Guaranty is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies.

8. Amendments and Waivers. This Limited Guaranty may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by the Guarantor and the Guaranteed Party. No failure to exercise, and no delay in exercising, any right, power or privilege under this Limited Guaranty shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time subject to the terms and provisions hereof.

9. Counterparts. This Limited Guaranty may be executed in any number of counterparts (including by means of facsimile or electronic transmission, such as by electronic mail in “.pdf” form), each of which will be deemed an original and all of which together shall constitute one and the same instrument. This Limited Guaranty will become effective when duly executed by each party hereto.

10. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Limited Guaranty shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted (except if not a Business Day then the next Business Day) via telecopy (or other facsimile device) or electronic mail to the number or email address, as applicable, set out below (provided, that no “error” message or other notification of non-delivery is generated), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective parties hereto, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by such party:

if to the Guarantor:

[REDACTED]

Attn: [REDACTED]

E-mail: [REDACTED]

with a copy (which will not constitute notice) to:

[REDACTED]

Attn: [REDACTED]

E-mail: [REDACTED]

If to the Guaranteed Party, as provided in Section 9.4 of the Merger Agreement.

From time to time, any party hereto may provide notice to the other parties hereto of a change in its address or fax number through a notice given in accordance with this Section 10, except that notice of any change to the address or any of the other details specified in or pursuant to this Section 10 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (i) specified in such notice; or (ii) that is two (2) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 10.

11. Governing Law. This Limited Guaranty shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of Law principles thereof that would subject such matter to the Laws of another jurisdiction.

12. Jurisdiction. Each of the parties hereto irrevocably (a) consents to submit itself to the personal jurisdiction of any state or federal court sitting in the Borough of Manhattan of the City of New York in connection with any matter based upon or arising out of this Limited Guaranty or any of the transactions contemplated by this Limited Guaranty or the actions of the Guarantor or the Guaranteed Party in the negotiation, administration, performance and enforcement hereof and thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Limited Guaranty or any of the transactions contemplated by this Limited Guaranty in any court other than the state and federal courts sitting in the Borough of Manhattan of the City of New York, as described above, and (d) consents to service being made through the notice procedures set forth in Section 10. Each of the Guarantor and the Guaranteed Party hereby agrees that service of any process, summons, notice or document by registered mail to the respective addresses set forth herein shall be effective service of process for any suit or proceeding in connection with this Limited Guaranty or the transactions contemplated hereby. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Limited Guaranty, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 12, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Limited Guaranty, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of New York and other applicable Laws; provided that each such party’s consent to jurisdiction and service contained in this Section 12 is solely for the purpose referred to in this Section 12 and shall not be deemed to be a general submission to said courts or in the State of New York other than for such purpose.

13. Representations and Warranties. The Guarantor hereby represents and warrants to the Guaranteed Party that (a) it has the complete rights and legal capacity, and all necessary power and authority to execute and deliver this Limited Guaranty and to perform its obligations hereunder, (b) the execution, delivery and performance of this Limited Guaranty by the Guarantor has been duly and validly authorized and approved by all necessary action, and no other proceedings or actions on the part of the undersigned are necessary therefor; (c) this Limited Guaranty has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against the undersigned in accordance with its terms (subject to the Bankruptcy and Equity Exception); (d) the execution, delivery and performance by the undersigned of this Limited Guaranty do not and will not violate the organizational documents of the undersigned, any applicable Law or any contractual restriction binding on the Guarantor or its assets, and (e)(i) the Guarantor is solvent and shall not be rendered insolvent as a result of its execution and delivery of this Limited Guaranty or the performance of its obligations hereunder, (ii) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guaranty, and (iii) all funds necessary for such Guarantor to fulfill its obligations under this Limited Guaranty shall be available to the Guarantor for so long as this Limited Guaranty shall remain in effect unless terminated in accordance with Section 5 hereof.

14. Assignment. Neither the Guarantor nor the Guaranteed Party may assign their rights, interests or obligations hereunder to any other Person without the prior written consent of the Guaranteed Party (in the case of an assignment by the Guarantor) or the Guarantor (in the case of an assignment by the Guaranteed Party). Notwithstanding the foregoing, the Guarantor may, with prior written notice to the Guaranteed Party, assign its rights, interests or its Guaranteed Obligations hereunder to its Affiliates ; provided, however, that no such assignment shall relieve the Guarantor of its Guaranteed Obligations hereunder except that such Guaranteed Obligations hereunder shall be reduced on a dollar-for-dollar basis by any amounts actually paid in cash to the Guaranteed Party in respect of its Guaranteed Obligations hereunder by such permitted assignee. Any purported assignment in violation of this Limited Guaranty shall be null and void.

15. WAIVER OF JURY TRIAL. EACH OF THE GUARANTOR AND THE GUARANTEED PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTY OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY SUCH ACTION INVOLVING ANY RELATED PERSON OR ANY GUARANTEED PARTY RELATED PERSON) OR THE ACTIONS OF THE GUARANTOR OR THE GUARANTEED PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

16. Severability. In the event that any provision of this Limited Guaranty, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Limited Guaranty will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to replace such void or unenforceable provision of this Limited Guaranty with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision. Notwithstanding anything herein to the contrary, this Limited Guaranty may not be enforced without giving effect to the limitation of the amount payable hereunder to the Maximum Amount in respect of the Guaranteed Obligations as provided in Section 1 hereof and to the provisions of Sections 3 and 5 hereof. No party hereto shall assert, and each party shall cause its respective affiliates and subsidiaries (and, in the case of the Guaranteed Party, each Guaranteed Party Related Person) not to assert, that this Limited Guaranty or any part hereof is invalid, illegal or unenforceable.

17. Confidentiality. This Limited Guaranty shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the transactions contemplated by the Merger Agreement. This Limited Guaranty may not be used, circulated, quoted or otherwise referred to in any document (other than the Merger Agreement and any agreement or document referred to therein), except with the written consent of the Guarantor; provided, that any party hereto may disclose the existence of this Limited Guaranty to the extent (a) required by any applicable Law, the applicable rules of any national securities exchange, in connection with any SEC filings relating to the Merger Agreement or the transactions contemplated thereby (including the Merger), or (b) reasonably necessary in order to enforce its rights under this Limited Guaranty, including in connection with any legal action to enforce such rights and the Guarantor may disclose it to any Related Person that needs to know of the existence of this Limited Guaranty and is subject to the confidentiality obligations set forth herein.

18. Headings. The headings contained in this Limited Guaranty are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

19. Relationship of the Parties. Each party acknowledges and agrees that (a) this Limited Guaranty is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto and neither this Limited Guaranty nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise, and (b) the obligations of the Guarantor under this Limited Guaranty are solely contractual in nature.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, the Guarantor has caused this Limited Guaranty to be executed and delivered as of the date first written above.

KEPPEL FUNDS INVESTMENT PTE. LTD.

By:	/s/ Chua Hsien Yang
Name:	Chua Hsien Yang
Title:	Authorised Signatory

[Signature Page to Limited Guaranty]

Agreed to and accepted as of the date first

written above:

CHINDATA GROUP HOLDINGS LIMITED

By:	/s/ Thomas J. Manning
Name: Thomas J. Manning
Title: Chairman of the Special Committee of the Board of Directors

Schedule A

Other Guarantors

1.	Bain Capital Asia Fund V, L.P.

2.	BCPE Bridge Cayman, L.P.

3.	BCPE Stack Holdings, L.P.

4.	BCPE Stack ESOP Holdco Limited

5.	Bridge Management, L.P.